____________________________________________________________
  ____________________________________________________________

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13E-4

                  ISSUER TENDER OFFER STATEMENT
                (Pursuant to Section 13(e)(1) of
              the Securities Exchange Act of 1934)

               THE BRAZILIAN INVESTMENT FUND, INC.
               -----------------------------------
                        (Name of Issuer)

               THE BRAZILIAN INVESTMENT FUND, INC.
               -----------------------------------
                (Name of Person Filing Statement)

                  COMMON STOCK ($.01 PAR VALUE)
                  -----------------------------
                 (Title of Class of Securities)

                          NOT APPLICABLE
              -------------------------------------
              (CUSIP Number of Class of Securities)

                     Harold J. Schaaff, Esq.
                         Vice President
               The Brazilian Investment Fund, Inc.
                   1221 Avenue of the Americas
                    New York, New York 10020
                         (212) 762-7188

                            Copy to:

                       John Baumgardner, Esq.
                        Sullivan & Cromwell
                         125 Broad Street
                     New York, New York 10004
                          (212) 558-4000
          ----------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
            on Behalf of the Person Filing Statement)

                         October 6, 1997
                    --------------------------
                    (Date Tender Offer First
                   Published, Sent or Given to
                        Security Holders)
  ____________________________________________________________
  ____________________________________________________________

--------------------------------------------------------------
Transaction Valuation               Amount of Filing Fee:

$27,628,443.80*                     $5,525.69
--------------------------------------------------------------

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 415,903.113 shares of Common Stock of The Brazilian Investment Fund, Inc. by $66.43, the Net Asset Value per share as of 5:00 P.M. October 3, 1997.

 __
/__/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid:_____________

                      Form or Registration No.:___________

                      Filing Party:_______________________

                      Date Filed:_________________________

                        EXPLANATORY NOTE


          Copies of the Offer to Purchase, dated October 6, 1997 and the Letter of Transmittal, among other documents, have been filed by The Brazilian Investment Fund, Inc. (the "Company") as Exhibits to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"). Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the corresponding caption in the Offer to Purchase, including the information stated under such captions as being incorporated in response thereto.

Item 1.   Security and Issuer.
          -------------------
          (a)  The Brazilian Investment Fund, Inc.
               1221 Avenue of the Americas
               New York, New York  10020

          (b)  See the Introduction Section and Section 1.
               No securities are to be purchased from any officer, director or affiliate of the issuer.

          (c)  See the Introduction Section and Section 6.

          (d)  Not applicable.


Item 2.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
          (a)  See Section 8.

          (b)  Not applicable.


Item 3.   Purpose of the Tender Offer and Plans or
          ----------------------------------------
          Proposals of the Issuer or Affiliate.
          ------------------------------------
          See the Introduction Section, Section 7 and
          Section 8.


Item 4.   Interest in Securities of the Issuer.
          ------------------------------------
          See Section 10.

Item 5.   Contracts, Arrangements, Understandings or
          ------------------------------------------
          Relationships With Respect to the Issuer's
          ------------------------------------------
          Securities.
          ----------
          See Section 10.


Item 6.   Persons Retained, Employed or to be Compensated.
          -----------------------------------------------
          Not applicable.


Item 7.   Financial Information.
          ---------------------
          (a)  See Exhibit A to the Offer to
               Purchase dated October 6, 1997.

          (b)  Not applicable.


Item 8.   Additional Information.
          ----------------------
          (a)  Not applicable.

          (b)  See Section 11.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  See Exhibits (a)(1) and (a)(2).


Item 9.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit No.         Description
----------          ------------
  (a)(1)       Offer to Purchase, dated
               October 6, 1997.

  (a)(2)       Letter of Transmittal to holders of
               Common Stock.

  (a)(3)       Letter to Brokers, Dealers, Commercial
               Banks, Trust Companies and Other
               Nominees.

  (a)(4)       Letter to Clients of Brokers, Dealers,
               Commercial Banks, Trust Companies and
               Other Nominees.

  (a)(5)       Guidelines of the Internal Revenue
               Service for Certification of Taxpayer
               Identification Number.

  (a)(6)       Letter to Shareholders, dated
               October 6, 1997.

  (b)          Not applicable.

  (c)          Not applicable.

  (d)          Not applicable.

  (e)          Not applicable.

  (f)          Not applicable.

                            SIGNATURE
                            ---------
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1997

                         THE BRAZILIAN INVESTMENT FUND, INC.



                         By /s/ Joanna Haigney
                            --------------------------------
                            Joanna Haigney
                            Treasurer

                       Exhibit Index
                       -------------

Exhibit No.              Description
----------               -----------

  (a)(1)         Offer to Purchase, dated October 6, 1997.

  (a)(2)         Letter of Transmittal to holders of
                 Common Stock.

  (a)(3)         Letter to Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other
                 Nominees.

  (a)(4)         Letter to Clients of Brokers, Dealers,
                 Commercial Banks, Trust Companies and
                 Other Nominees.

  (a)(5)         Guidelines of the Internal Revenue
                 Service for Certification of Taxpayer
                 Identification Number.

  (a)(6)         Letter to Shareholders, dated
                 October 6, 1997.